UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on the Results of the Stock Swap

Note: Capitalized terms used without definitions herein have the meanings ascribed to them in the Prospectus filed with the Securities and Exchange Commission under cover of Form CB on June 12, 2017.

I.	Schedule

The comprehensive stock swaps (the “Stock Swaps”) pursuant to which common shares of KB Insurance Co., Ltd. (“KB Insurance”) and KB Capital Co., Ltd. (“KB Capital”) will be exchanged for common shares of KB Financial Group Inc. (“KB Financial Group”) will proceed in accordance with Article 62-2 of the Financial Holding Company Act, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”), Article 176-5 and 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 to 360-14 of the Korean Commercial Code (the “KCC”).

KB Financial Group will become the wholly – owning parent company and KB Insurance and KB Capital will become wholly – owned subsidiaries of KB Financial Group following the Stock Swaps.

The Stock Swaps will proceed as a small-scale stock swap for KB Financial Group. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders and no appraisal rights are granted to the dissenting shareholders of KB Financial Group.

The Stock Swaps will proceed as an ordinary stock swap for KB Insurance and KB Capital and therefore require an approval by the general meeting of shareholders. Appraisal rights are granted to the dissenting shareholders of KB Insurance and KB Capital.

Event		KB Financial Group	KB Insurance / KB Capital
Date of the board resolution		April 14, 2017	April 14, 2017

Date of the Stock Swap Agreements		April 14, 2017	April 14, 2017

Public announcement of the record date and the closure of the shareholder register		April 14, 2017	April 14, 2017

Record date		April 24, 2017	May 22, 2017 (May 23, 2017 00:00)

Public announcement or notice of small-scale stock swap		April 27, 2017	—

Closure of the shareholder register	Start date	April 25, 2017	May 23, 2017
	End date	April 27, 2017	May 26, 2017

Dissent filing period (for the small-scale stock swaps)	Start date	April 27, 2017	—
	End date	May 11, 2017	—

Notice of convening of a general meeting of shareholders		—	June 14, 2017
Dissent filing period	Start date	—	April 14, 2017
	End date	—	June 21, 2017

Date of the board resolution / the resolution of the general meeting of shareholders for approval of the Stock Swaps		—	June 22, 2017

Appraisal right exercise period	Start date	—	June 22, 2017
	End date	—	July 3, 2017

	Date of submission of old share certificates and public announcement/notice of invalidation by the entities that will become the wholly-owned subsidiaries	—	June 29, 2017

	Trading suspension period for shares of KB Insurance and KB Capital	—	July 5 – 20, 2017

	Date of payment of share purchase price to dissenting shareholders exercising appraisal rights	—	July 5, 2017

	End date for submission of old share certificates	—	July 6, 2017

	Stock Swap Date	July 7, 2017	July 7, 2017

	Expected date of delivery of new share certificates	July 20, 2017	—

	Expected commencement of trading of new shares of KB Financial Group and delisting of shares of KB Insurance and KB Capital	July 21, 2017	July 21, 2017

1.	The schedule after the expected date of delivery of new share certificates is the expected schedule as of July 7, 2017 and may change subject to consultation with or approval by the relevant authorities or consultation between the contracting parties.
2.	The schedule above is an accelerated stock swap schedule in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights with respect to shares of KB Insurance and KB Capital may occur within 10 days from the date of resolution of the general meeting of the shareholders, and the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of KB Insurance and KB Capital may be accelerated to 5 days prior to the Stock Swap Date.

II.	Changes in Share Ownership of the Largest Shareholder

Classification	Shares Owned Before the Stock Swaps (As of July 4, 2017)			Shares Owned After the Stock Swaps
	KB Financial Group	KB Insurance	KB Capital	KB Financial Group	KB Insurance	KB Capital
Name of the largest shareholder	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	KB Financial Group	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	KB Financial Group

Total number of shares owned by the largest shareholder	40,950,453 shares	62,710,408 shares	17,129,930 shares	42,979,873 shares	66,500,000 shares	21,492,128 shares

Percentage of shareholding of the largest shareholder	9.79%	94.30%	79.70%	10.28%	100%	100%

1.	All of the shares of KB Financial Group, KB Insurance and KB Capital before and after the Stock Swaps are registered common shares.
2.	As of July 4, 2017, the numbers of shares of KB Financial Group, KB Insurance and KB Capital owned by the Korean National Pension Service are 40,950,453 shares, 2,701,659 shares and 926,096 shares, respectively. Assuming no additional acquisition or disposal of shares by the Korea National Pension Service before the Stock Swaps, the total number of shares of KB Financial Group to be provided in respect of shares of KB Insurance and KB Capital owned by the Korean National Pension Service is 2,029,420 shares (Calculated by applying the stock swap ratio of 1 to 0.5728700 to the number of KB Insurance shares owned, and the stock swap ratio of 1 to 0.5201639 to the number of KB Capital shares owned.) The total number of shares of KB Financial Group owned by the Korean National Pension Service will be 42,979,873 shares following the Stock Swaps.

III.	Matters Relating to Appraisal Rights

1.	Expected Share Purchase Price

A.	Common Shares of KB Financial Group

With respect to KB Financial Group, the Stock Swaps will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Common Shares of KB Insurance and KB Capital

Proposed share purchase price for consultation	KB Insurance	KB Capital
	KRW27,495	KRW25,234

Calculation criteria	Calculated in accordance with the method prescribed by paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA.

If no agreement is reached on the share purchase price

(1)    Pursuant to paragraph (4) Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised oppose the share purchase price proposed by the company, the company or such shareholders may file an application for the adjustment of the share purchase price with the FSC 10 days prior (Monday, July 17, 2017) to the payment date of the share purchase price.

(2)    Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or a shareholder exercising appraisal rights opposes the share purchase price proposed by the company, it may request a court to determine the share purchase price. With respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

1.	In the event that shareholders opposing the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request will have effect only with respect to those shareholders who had made such application or request.

(1)	KB Insurance

[Method of Determination of the Expected Share Purchase Price]

(Calculation date: April 13, 2017)

Item	Amount (KRW)	Calculation Period
A. Volume weighted average of the closing prices of KB Insurance common shares for the most recent two-month period	27,028	February 14, 2017 — April 13, 2017
B. Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-month period	27,666	March 14, 2017 — April 13, 2017
C. Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-week period	27,790	April 7, 2017 — April 13, 2017
Share Purchase Price [(A+B+C)/3]	27,495	—

1.	With the date preceding the date of the board of directors’ resolution for approval of the Stock Swaps (April 14, 2017) as the calculation date (April 13, 2017), the expected share purchase price was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Insurance common shares for the most recent two-month period; (B) the volume weighted average of the closing prices of KB Insurance common shares for the most recent one-month period; and (C) the volume weighted average of the closing prices of KB Insurance common shares for the most recent one-week period.

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
February 14, 2017 (Tue)	26,400	156,423	4,129,567,200
February 15, 2017 (Wed)	26,900	222,926	5,996,709,400
February 16, 2017 (Thu)	26,000	405,706	10,548,356,000
February 17, 2017 (Fri)	25,700	238,647	6,133,227,900
February 20, 2017 (Mon)	25,550	156,706	4,003,838,300
February 21, 2017 (Tue)	25,500	175,740	4,481,370,000
February 22, 2017 (Wed)	25,400	215,901	5,483,885,400
February 23, 2017 (Thu)	25,600	316,485	8,102,016,000
February 24, 2017 (Fri)	26,000	321,138	8,349,588,000
February 27, 2017 (Mon)	26,150	176,989	4,628,262,350
February 28, 2017 (Tue)	26,350	121,953	3,213,461,550
March 2, 2017 (Thu)	26,400	294,796	7,782,614,400
March 3, 2017 (Fri)	27,100	455,832	12,353,047,200
March 6, 2017 (Mon)	27,300	229,397	6,262,538,100
March 7, 2017 (Tue)	27,450	212,116	5,822,584,200
March 8, 2017 (Wed)	27,450	179,405	4,924,667,250
March 9, 2017 (Thu)	27,250	297,584	8,109,164,000
March 10, 2017 (Fri)	27,300	162,736	4,442,692,800
March 13, 2017 (Mon)	27,150	135,482	3,678,336,300
March 14, 2017 (Tue)	27,700	248,738	6,890,042,600
March 15, 2017 (Wed)	28,100	266,148	7,478,758,800
March 16, 2017 (Thu)	28,300	174,015	4,924,624,500
March 17, 2017 (Fri)	28,150	245,186	6,901,985,900
March 20, 2017 (Mon)	27,900	143,460	4,002,534,000
March 21, 2017 (Tue)	27,900	128,241	3,577,923,900
March 22, 2017 (Wed)	27,600	113,942	3,144,799,200
March 23, 2017 (Thu)	27,650	96,531	2,669,082,150
March 24, 2017 (Fri)	27,400	143,433	3,930,064,200
March 27, 2017 (Mon)	27,400	98,662	2,703,338,800
March 28, 2017 (Tue)	27,400	118,293	3,241,228,200
March 29, 2017 (Wed)	27,550	192,846	5,312,907,300
March 30, 2017 (Thu)	27,200	221,492	6,024,582,400
March 31, 2017 (Fri)	27,000	316,445	8,544,015,000
April 3, 2017 (Mon)	27,300	260,420	7,109,466,000
April 4, 2017 (Tue)	27,750	123,060	3,414,915,000
April 5, 2017 (Wed)	27,700	114,363	3,167,855,100
April 6, 2017 (Thu)	27,650	103,327	2,856,991,550
April 7, 2017 (Fri)	27,750	148,427	4,118,849,250
April 10, 2017 (Mon)	27,500	164,978	4,536,895,000
April 11, 2017 (Tue)	27,500	101,570	2,793,175,000
April 12, 2017 (Wed)	27,400	126,492	3,465,880,800
April 13, 2017 (Thu)	28,200	322,705	9,100,281,000
A. Volume weighted average of the closing prices for the most recent two-month period			27,028
B. Volume weighted average of the closing prices for the most recent one-month period			27,666
C. Volume weighted average of the closing prices for the most recent one-week period			27,790
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			27,495

(2)	KB Capital

[Method of Determination of the Expected Share Purchase Price]

(Calculation date: April 13, 2017)

Item	Amount (KRW)	Calculation Period
A. Volume weighted average of the closing prices of KC Capital common shares for the most recent two-month period	25,442	February 14, 2017 — April 13, 2017
B. Volume weighted average of the closing prices of KB Capital common shares for the most recent one-month period	25,159	March 14, 2017 — April 13, 2017
C. Volume weighted average of the closing prices of KB Capital common shares for the most recent one-week period	25,100	April 7, 2017 — April 13, 2017
Share Purchase Price [(A+B+C)/3]	25,234	—

1.	With the date preceding the date of the board of directors’ resolution for approval of the Stock Swaps (April 14, 2017) as the calculation date (April 13, 2017), the expected share purchase price was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Capital common shares for the most recent two-month period; (B) the volume weighted average of the closing prices of KB Capital common shares for the most recent two-month period; and (C) the volume weighted average of the closing prices of KB Capital common shares for the most recent one-week period.

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
February 14, 2017 (Tue)	25,500	13,762	350,931,000
February 15, 2017 (Wed)	25,800	9,178	236,792,400
February 16, 2017 (Thu)	25,800	22,051	568,915,800
February 17, 2017 (Fri)	26,200	13,226	346,521,200
February 20, 2017 (Mon)	26,000	10,891	283,166,000
February 21, 2017 (Tue)	26,000	7,058	183,508,000
February 22, 2017 (Wed)	26,000	2,967	77,142,000
February 23, 2017 (Thu)	26,150	6,030	157,684,500
February 24, 2017 (Fri)	26,150	9,774	255,590,100
February 27, 2017 (Mon)	26,000	10,010	260,260,000
February 28, 2017 (Tue)	26,800	9,755	261,434,000
March 2, 2017 (Thu)	26,000	8,471	220,246,000
March 3, 2017 (Fri)	26,000	7,688	199,888,000
March 6, 2017 (Mon)	25,600	8,507	217,779,200
March 7, 2017 (Tue)	26,250	8,227	215,958,750
March 8, 2017 (Wed)	25,700	8,661	222,587,700
March 9, 2017 (Thu)	25,850	5,204	134,523,400
March 10, 2017 (Fri)	25,750	12,870	331,402,500
March 13, 2017 (Mon)	25,900	6,824	176,741,600
March 14, 2017 (Tue)	25,850	7,459	192,815,150
March 15, 2017 (Wed)	25,850	8,511	220,009,350
March 16, 2017 (Thu)	26,150	16,296	426,140,400
March 17, 2017 (Fri)	26,100	9,549	249,228,900
March 20, 2017 (Mon)	25,900	8,282	214,503,800
March 21, 2017 (Tue)	25,600	11,340	290,304,000
March 22, 2017 (Wed)	25,000	34,732	868,300,000
March 23, 2017 (Thu)	25,250	18,827	475,381,750
March 24, 2017 (Fri)	24,950	11,850	295,657,500
March 27, 2017 (Mon)	24,750	39,277	972,105,750
March 28, 2017 (Tue)	24,750	7,180	177,705,000
March 29, 2017 (Wed)	24,200	7,795	188,639,000
March 30, 2017 (Thu)	24,900	2,758	68,674,200
March 31, 2017 (Fri)	24,600	3,175	78,105,000
April 3, 2017 (Mon)	25,000	6,183	154,575,000
April 4, 2017 (Tue)	24,900	4,848	120,715,200
April 5, 2017 (Wed)	24,850	3,961	98,430,850
April 6, 2017 (Thu)	24,900	7,383	183,836,700
April 7, 2017 (Fri)	24,950	7,013	174,974,350
April 10, 2017 (Mon)	25,000	7,954	198,850,000
April 11, 2017 (Tue)	24,850	6,426	159,686,100
April 12, 2017 (Wed)	25,100	89,112	2,236,711,200
April 13, 2017 (Thu)	25,700	5,828	149,779,600
A. Volume weighted average of the closing prices for the most recent two-month period			25,442
B. Volume weighted average of the closing prices for the most recent one-month period			25,159
C. Volume weighted average of the closing prices for the most recent one-week period			25,100
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			25,234

2.	Exercise of Appraisal Rights

A.	KB Financial Group

With respect to KB Financial Group, the Stock Swaps will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	KB Insurance

Company name	Proposed share purchase price	Appraisal right exercise period	Shareholder exercising appraisal rights	Repurchased shares (common shares)	Payment[1] (KRW)	Payment date of share purchase price	Source of payment
KB Insurance	KRW27,495 per common share	June 22 – July 3, 2017	4 individual shareholders	14	384,930	July 5, 2017	Available funds

1.	Based on the share purchase price proposed by KB Insurance.

C.	KB Capital

No appraisal rights were exercised during the appraisal right exercise period (June 22 – July 3, 2017).

3.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

KB Financial Group plans to allot common shares of KB Financial Group for treasury shares acquired by KB Insurance as a result of the exercise of appraisal rights by dissenting shareholders of KB Insurance. KB Insurance must dispose of the common shares of KB Financial Group so allotted within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group, as well as a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group.

IV.	Matters Relating to Creditor Protection

Not applicable

V.	Legal Proceedings

As of the Stock Swap Date, there are no legal proceedings involving KB Financial Group, KB Insurance or KB Capital the outcome of which may have a material adverse effect on the effectiveness of the Stock Swaps.

VI.	Matters Relating to Allotment of Shares

1.	Transfer of Shares

On the Stock Swap Date (expected to be 00:00 on July 7, 2017), KB Financial Group plans to transfer to the shareholders registered in the shareholder register of KB Insurance and KB Capital (other than KB Financial Group), using treasury shares currently held by KB Financial Group, 0.5728700 and 0.5201639 common shares of KB Financial Group (par value KRW5,000 per share, expected to be delivered on July 20, 2017) for each common share of KB Insurance (par value KRW500 per share) and KB Capital (par value KRW5,000 per share), respectively, held by such shareholders. In connection therewith, the common shares of KB Insurance and KB Capital held by such shareholders who will be transferred common shares of KB Financial Group pursuant to the Stock Swaps are expected to be transferred to KB Financial Group on the Stock Swap Date. In addition, KB Financial Group plans to transfer common shares of KB Financial Group in exchange for the treasury shares held by KB Insurance and KB Capital (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital).

The total number of common shares of KB Financial Group that are expected to be transferred to shareholders of KB Insurance and KB Capital (other than KB Financial Group) in the Stock Swaps is 4,440,000 shares (comprising 2,170,943 and 2,269,057 shares to be transferred to shareholders of KB Insurance and KB Capital, respectively, except that the number of shares transferred may be reduced due to fractional shares), which will be in the form of treasury shares (registered common shares) currently held by KB Financial Group.

2.	Treatment of Fractional Shares Resulting from the Transfer of Shares

In respect of any resulting fractional treasury shares of KB Financial Group to be transferred to shareholders of KB Insurance and KB Capital, KB Financial Group will pay in cash to the relevant shareholders of KB Insurance and KB Capital, within one month from the Stock Swap Date, an amount calculated based on the closing price on the Korea Exchange of the common shares of KB Financial Group on the expected date of delivery of new share certificates (expected to be July 20, 2017).

3.	Trading of the Shares

The expected date of delivery of the new share certificates is July 20, 2017, and the expected date of commencement of trading of such shares is July 21, 2017. Such expected delivery date and trading commencement date of the shares are subject to change, including as a result of consultation with, and the approval process of, the relevant authorities and the determination of the relevant representative directors pursuant to the authority delegated to them by their board of directors and the relevant Stock Swap Agreement.

4.	Payment of Additional Consideration

Other than the transfer of common shares of KB Financial Group to shareholders of KB Insurance and KB Capital (in exchange for common shares of KB Insurance and KB Capital, respectively) in accordance with the swap ratios and the cash payment for fractional shares, no additional consideration will be paid with respect to the Stock Swaps.

5.	Compensation for Specific Shareholders

There will be no direct or indirect additional compensation, such as payment of special consideration by one party or its specially-related parties to specific shareholders of the counterparties, in connection with the Stock Swaps.

VII.	Summary of Financial Information Before and After the Stock Swaps

[KB Financial Group]

(Unit: KRW millions)

Items	Before the Stock Swaps	After the Stock Swaps	Change Increase / (Decrease)
I. Cash and due from financial institutions	1,093,526	1,093,526	—
II. Financial assets at fair value through profit or loss	247,371	247,371	—
III. Loans	—	—	—
IV. Investments in subsidiaries	21,392,745	22,703,430	1,310,685
V. Investment in associates	1,053,690	1,053,690	—
VI. Property and equipment	420	420	—
VII. Intangible assets	8,052	8,052	—
VIII. Deferred income tax assets	3,963	3,963	—
IX. Other assets	586,417	586,417	—
Total assets	24,386,184	25,696,869	1,310,685
I. Debts	470,000	470,000	—
II. Debentures	3,733,725	3,733,725	—
III. Net defined benefit liabilities	268	268	—
IV. Current income tax liabilities	419,611	419,611	—
V. Other liabilities	640,916	640,916	—
Total liabilities	5,264,520	5,264,520	—
I. Share capital	2,090,558	2,090,558	158,799
II. Capital surplus	14,656,168	14,725,942	—
III. Accumulated other comprehensive income	(4,769)	(4,769)	—
IV. Retained earnings	3,180,908	3,180,908	—
V. Treasury shares	(801,201)	(636,100)	(165,101)
Total equity	19,121,664	19,356,539	234,875

1.	The above statement of financial position data before the Stock Swaps is derived from the separate statement of financial position of KB Financial Group as of March 31, 2017.
2.	The above statement of financial position data after the Stock Swaps reflects only (i) the treasury shares to be disposed of pursuant to the Stock Swaps and (ii) the increase in the number of common shares of KB Insurance and KB Capital that KB Financial Group will own after the Stock Swaps, and does not reflect any changes that are currently difficult to predict (including the number of fractional shares).
3.	The above data was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

[KB Insurance]

(Unit: KRW)

Items	Before the Stock Swaps	After the Stock Swaps	Change Increase / (Decrease)
I. Cash and cash equivalents	487,661,018,420	487,660,633,490	(384,930)
II. Financial assets	21,854,278,973,601	21,854,278,973,601	—
1. Financial assets at fair value through profit or loss	882,410,892,874	882,410,892,874	—
2. Available-for-sale financial assets	9,186,037,647,455	9,186,037,647,455	—
3. Held-to-maturity financial assets	4,619,303,190,084	4,619,303,190,084	—
4. Loans	6,554,328,030,915	6,554,328,030,915	—
5. Other receivables	612,199,212,273	612,199,212,273	—
III. Investments in associates and subsidiaries	433,091,075,611	433,091,075,611	—
IV. Derivative assets to hedge	138,707,648,827	138,707,648,827	—
V. Reinsurance assets	698,853,710,378	698,853,710,378	—
VI. Investment property	327,539,654,514	327,539,654,514	—
VII. Property and equipment	723,767,897,999	723,767,897,999	—
VIII. Intangible assets	37,351,163,774	37,351,163,774	—
IX. Assets held-for-sale	—	—	—
X. Deferred acquisition costs	1,655,774,190,931	1,655,774,190,931	—
XI. Other assets	54,299,459,972	54,299,459,972	—
XII. Separate account assets	3,258,716,128,103	3,258,716,128,103	—
Total assets	29,670,040,922,130	29,670,040,537,200	(384,930)
I. Insurance liabilities	22,844,734,248,549	22,844,734,248,549	—
II. Financial liabilities	607,228,780,744	607,228,780,744	—
1. Financial liabilities at fair value through profit or loss	1,380,000	1,380,000	—
2. Other financial liabilities	607,227,400,744	607,227,400,744	—
III. Derivative liabilities to hedge	5,865,147,802	5,865,147,802	—
IV. Provisions	62,119,893,651	62,119,893,651	—
V. Net defined benefit liabilities	105,868,922,879	105,868,922,879	—
VI. Current tax liabilities	46,771,286,748	46,771,286,748	—
VII. Deferred tax liabilities	212,691,681,799	212,691,681,799	—
VIII. Other liabilities	33,553,876,839	33,553,876,839	—
IX. Separate account liabilities	3,263,838,771,558	3,263,838,771,558	—
Total liabilities	27,182,672,610,569	27,182,672,610,569	—
I. Capital stock	33,250,000,000	33,250,000,000	—
II. Capital surplus	348,453,891,932	348,453,891,932	—
III. Accumulated other comprehensive income	198,942,550,941	198,942,550,941	—
IV. Accumulated other comprehensive income from assets held for sale	—	—	—
V. Retained earnings	1,906,721,868,688	1,906,721,868,688	—
Treasury shares	—	(384,930)	(384,930)
Total equity	2,487,368,311,561	2,487,367,926,631	(384,930)
Total liabilities and equity	29,670,040,922,130	29,670,040,537,200	(384,930)

1.	The above statement of financial position data before the Stock Swaps is derived from the separate statement of financial position of KB Insurance as of March 31, 2017.

2.	The statement of financial position data after the Stock Swaps reflects the acquisition of 14 treasury shares (KRW 384,930) resulting from the exercise of appraisal rights by the dissenting shareholders of KB Insurance.
3.	Unlike a merger, the two parties to a comprehensive stock swap continue to exist after the stock swap. The statement of financial position of KB Insurance, which will become a wholly-owned subsidiary, is not affected by the Stock Swaps.
4.	The above data was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

[KB Capital]

(Unit: KRW millions)

Items	Before the Stock Swaps	After the Stock Swaps	Change Increase / (Decrease)
Cash and cash equivalents	73,599	73,599	—
Available-for-sale financial assets	3,262	3,262	—
Investments in associates	15,767	15,767	—
Loans and receivables	7,351,227	7,351,227	—
Property and equipment	19,453	19,453	—
Intangible assets	28,253	28,253	—
Investment in properties	1,329	1,329	—
Other assets	283,690	283,690	—
Total assets	7,776,581	7,776,581	—
Borrowings	215,000	215,000	—
Debentures	6,149,015	6,149,015	—
Provisions	611	611	—
Net defined benefit liabilities	3,362	3,362	—
Income tax payable	19,531	19,531	—
Other financial liabilities	484,599	484,599	—
Other liabilities	36,843	36,843	—
Deferred tax liabilities	35,106	35,106	—
Total liabilities	6,944,068	6,944,068	—
Share capital	107,461	107,461	—
Hybrid equity securities	249,426	249,426	—
Capital surplus	83,949	83,949	—
Accumulated other comprehensive income	(5,411)	(5,411)	—
Retained earnings	397,087	397,087	—
Total equity	832,513	832,513	—
Total liabilities and equity	7,776,581	7,776,581	—

1.	The above statement of financial position data before the Stock Swaps is derived from the separate statement of financial position of KB Capital as of March 31, 2017.
2.	Unlike a merger, the two parties to a comprehensive stock swap continue to exist after the stock swap. The statement of financial position of KB Capital, which will become a wholly-owned subsidiary, is not affected by the Stock Swaps.
3.	The above data was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 7, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer